Lawrence A. Zimmerman
Executive Vice President & Chief Financial Officer

April 6, 2009

Via Fax & EDGAR

Stephen Krikorian, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xerox Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 13, 2009

Form 8-K Filed March 20, 2009

File No. 001-04471

Dear Mr. Krikorian:

Reference is made to your letter dated March 24, 2009 addressed to Anne M. Mulcahy on behalf of Xerox Corporation (“Registrant” or the “Company”). Our responses to the comments raised in your letter are set forth in the attached and are keyed to the same numbering and headings as in your letter.

In connection with our response, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to our responses to your comments addressed in this letter, please do not hesitate to call me at 203-849-2505 or Gary Kabureck, Vice President and Chief Accounting Officer at 203-849-2630.

Sincerely,

/S/ Lawrence A. Zimmerman
Lawrence A. Zimmerman
Executive Vice President and Chief Financial Officer

45 Glover Avenue

Norwalk, CT 06856-4505

Phone: 203-849-2505

Lawrence A. Zimmerman
Executive Vice President & Chief Financial Officer

C:	A. Mulcahy

G. Kabureck

C. Davis (SEC)

R. Rohn (SEC)

Form l0-K for the Fiscal Year Ended December 31, 2008

Exhibit 13

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary Results

Revenue, page 5

1.	You disclose price declines for your equipment sales in multiple points of your disclosure, such as under this section in which you disclose price declines between 5%—10%, as the primary cause of a 2% decrease in equipment sales revenue in fiscal 2008. Also, under Segment Revenues and Operating Profit-Production-Revenue, you disclose a 10% decrease in equipment sales revenue in fiscal 2008, as being primarily from price declines in both black-and-white and color production systems, driven in part by weakness in the U.S. You further disclose under Summary Results-Revenue that color equipment sales declined 4% in fiscal 2008, without disclosing if this decline was primarily price or volume-driven. Please advise as to the consideration given to discussing in a consistent manner whether material changes in revenues are the result of changes in price or changes in volume. Where material, the pricing environment for your products should be discussed in more detail, focusing on the underlying reasons for such price declines, such as if caused by a slowdown in technology spending by consumers or distributors in domestic or foreign markets, rapid currency fluctuations, or other factors. See Item. 303(a)(3)(iii) of Regulation S-K.

Response: Price declines between 5% and 10% were a primary cause of the 2% decrease in total equipment sales revenue in 2008 for both black-and-white and color equipment. This level of price declines was fairly consistent across our segments and product lines, including color equipment. Accordingly, we did not repeat the percent decline as a causal in all places where equipment sales are discussed since we believed it would be understood to be a causal. However, we acknowledge the Staff’s comments and will discuss price declines for each element of equipment sales in future filings, as appropriate.

With respect to the question regarding the pricing environment for our products; we have consistently disclosed that price declines were a contributing factor to changes in our equipment sale revenues. Price declines are understood to be an on-going trend in technology-based industries reflecting the impact of technology improvements as well as competitive practices and not directly as a result of any other recent factor or event. In addition, the ability to obtain adequate pricing for our products has also been consistently discussed in our Form 10-K under Item 1A. “Risk Factors”. Accordingly, we did not believe further discussion regarding our pricing environment was required in this most recent filing.

2.	We note that document management services appear to constitute a material portion of your revenues. We also note that these revenues appear to be included across all three segments. Please tell us what consideration you have given to providing a clearer presentation of the contribution of document management services to your Office, Production and Other segments total revenues, such as in tabular form, as well as separate narrative discussion about such services and any changes period-to-period, if material, in your MD&A. In this regard, we note that “Document Outsourcing,” or Xerox Global Services, is highlighted on your website as one of your three main offerings, alongside “Office Products” and “Production Equipment.”

Response: Document Management Services revenues are included in all three of our business segments and are a component of post-sale revenues in those segments. Most of our Document Management Services are not typically stand alone customer offerings but rather are an additional post-equipment sale offering to the customer, along with our other post equipment sale offerings which include maintenance services, supplies, paper and financing. Substantially all of our mainline equipment products are sold with a variety of post sale offerings – the availability of which enhances our ability to generate equipment placements. Accordingly, the revenues from Document Management Services are integrated within our business segments, which are organized along product lines, together with the revenues from the other post-equipment sale offerings associated with those product lines. As a result of the inherent relationship of our various post-sale offerings to equipment placements, we believe that discussion of our post-sale revenues in total, by segment, is appropriate since we consider all of our post-sale services to be reflective of our total relationship with the customer and a means of delivering added-value to the customer beyond placement of the equipment as well as a way to distinguish us from the competition.

We acknowledge the Staff’s comments regarding the fact that Document Management Services are highlighted as a main offering on the Company’s website. This is largely due to the fact that Document Management Services are a growing offering and our website is intended to be customer-centered while appealing to the broadest possible audience. However, this does not change how these revenues are reported from an internal business segment perspective, which is as an additional post-sale offering within the segment. As noted in the Business Overview section of our Form 10-K, increasing our total post-sale revenues is a fundamental element of our business model. Document Management Services are viewed by management as a means of increasing that total post-sale revenue stream and not as a unique or independent offering within Segment post-sale revenues.

3.	We note your disclosure on page 6 of your Business Overview that indicates that the number of equipment installations is a key indicator of post sale revenue trends. We also note that you disclose on page 3 of your MD&A that your critical success factors include equipment installations, page volume growth and higher revenue per page. Please tell us the extent to which you use the number of equipment installations, page volume growth and revenue per page as key indicators in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company. In addition, tell us what consideration you gave to disclosing these metrics in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

Response: Equipment installations, page volume growth and higher revenue per page are key indicators of our operating performance and are utilized by management to evaluate and manage our operations. As noted in the previous comment, increasing our total post-sale revenues is a fundamental part of our business model and these key indicators are an important means of measuring our success in this area.

With respect to equipment installations, we believe we have provided sufficient disclosure of this measure. We provide the installation growth percentages at the product line level within our discussion of equipment sale revenue by segment. We believe this disclosure provides the means for an investor to assess the trends in our equipment placements and how those placements are likely to impact future post-sale revenue trends. We do not believe disclosure of the absolute number of equipment installations is necessary or appropriate due to the competitively sensitive nature of this information.

With respect to page volume growth, our disclosures have centered on color page volume growth and the percentage of color pages to total pages. Our disclosures have centered on color pages because color pages represent the principal driver of our overall page volume growth and, because color pages have a higher revenue per page, they are also a principal driver of our post-sale revenue growth.

Although revenue per page is a key measure used by management, we have not disclosed this measure externally due to the sensitive nature of this information from a marketing and pricing standpoint with our customers and competitors. However, we believe that it is a widely understood trend in our industry that revenue per color page is higher than revenue per black-and-white page. Therefore, we believe disclosures regarding color page growth are sufficient for an investor to understand the trends in our post-sale revenue stream. In addition, since revenue per black-and-white page has remained relatively stable over the past several years, disclosure of the color page growth is seen as a more important measure in assessing the trends in our post-sale revenue stream.

We acknowledge the Staff’s comments as well as the points raised in Section III.B.1 of SEC Release No. 233-8350 regarding disclosure of key performance indicators. Accordingly, as trends and factors change in our business and industry, we will consider changes in the disclosure of the above noted measures as well as disclosure of other key performance indicators in future filings.

Non-GAAP Financial Measures

Adjusted Effective Tax Rate, page 25

4.	We note your disclosure of non-GAAP adjusted effective tax rate on page 16. However, we also note that you have disclosed “Pre-tax Income, as adjusted,” which is also a non-GAAP measure. Please tell us how you considered the disclosures required by Item 10(e)(i)(C) of Regulation S-K with respect to the “Pre-tax Income, as adjusted” measure.

Response: Disclosure of “Pre-tax Income, as adjusted” in this section was provided solely for the purpose of providing a reconciliation of our reported effective tax rate to an adjusted effective tax rate. “Pre-tax Income, as adjusted” was not used in any other context nor was it referenced or discussed as part of our analysis of the results of operations for the year. Accordingly, we do not believe the disclosures required by Item 10(e)(i)(C) of Regulation S-K are necessary with respect to this item.

We believe it was important to provide an adjusted effective tax rate because the reported effective tax rate of 202.6% was clearly outside the normal range and was driven by certain discrete items. In this disclosure, we limited our discussion solely to the adjusted effective tax rate because, as disclosed, it was a measure that was helpful to investors to better understand and analyze the current period’s income tax expense and effective tax rate.

Form 8-K Filed March 20, 2009

5.	Your disclosures indicate that your revenues in January and February have dropped 18 percent and that you have lowered your first quarter 2009 earnings expectations. We also note that there has been a significant decrease in your stock price and market capitalization since December 31, 2008. It appears as though these events may represent a triggering event that may require you to reassess your goodwill for impairment. See paragraph 28 of SFAS 142. Please tell us what consideration you gave to reassessing the recoverability of your goodwill, and if you performed an evaluation, please provide us with a summary of your results. As part of your response, compare the fair value of your reporting units to the company’s market capitalization, and if materially different, please provide us with the underlying reasons. Alternatively, if you did not perform an interim impairment test please explain why.

Response: Although we have lowered our first quarter 2009 earnings expectations, we believe that these lower expectations are largely due to the current global economic environment and the related current industry-wide slowdown in technology spending, rather than as a result of a significant change in the overall long-term revenue and cash flow growth prospects or expectations for our business. In addition, as disclosed in our Form 8-K, the first quarter is expected to include the impact from our share of lower than expected profits (including higher restructuring charges) from a significant unconsolidated joint venture, again largely due to current economic conditions. The Company remains the prominent player in our industry with a number-one revenue share, and we expect to continue to grow market share even in this challenging environment, primarily through our expanded distribution capabilities. In addition, we also disclosed that the expected decline in first quarter revenue is expected to be partially offset by $250 million in savings from previous restructuring actions and an additional $300 million in cost and expense reductions throughout this year. Accordingly, we believe that the noted first quarter reduction in expectations is driven by the near-term economic conditions and that the long-term revenue and expense growth assumptions used to determine the fair values of our reporting units, as disclosed in the aggregate on page 10 of our Annual Report under Application of Critical Accounting Policies – Business Combinations

and Goodwill, are still attainable in the long-term. Those assumptions result in fair values for our reporting units that are sufficient to cover the carrying values of assigned goodwill. Furthermore, our annual impairment testing performed in 2008 included sensitivity analysis that attempted to assess the impact that might result from lower expectations in the near-term on the fair values of our reporting units. That sensitivity analysis indicated that even at lower near-term expectations, the fair values for our reporting units would still be in excess of their carrying amounts.

Accordingly, based on the above assessment, we do not believe the recent events are indicative of a triggering event at this point in the year that would require us to reassess our goodwill for impairment under paragraph 28 of SFAS 142. However, we acknowledge the Staff’s comments and we will continue to monitor both our results and expectations in the second quarter and beyond.